Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Earnings:
Income (loss) before income taxes	$(129,328)	$59,379	$(2,886,333)	$64,628
Adjustments:
Fixed charges	53,918	65,038	162,004	121,096
Income (loss) from equity investees	491	(1,396)	1,302	(871)
Amortization of capitalized interest	16	28	120	80
Capitalized interest	(13)	(921)	(1,191)	(1,039)
	$(74,916)	$122,128	$(2,724,098)	$183,894

Fixed Charges:
Interest expense	$47,345	$49,148	$139,313	$94,726
Loss on early extinguishment of debt	—	5,212	—	9,768
Portion of rental expense representative of interest	6,560	9,757	21,500	15,563
Capitalized interest	13	921	1,191	1,039
	$53,918	$65,038	$162,004	$121,096

Ratio of earnings to fixed charges	N/A(1)	1.88	N/A(1)	1.52

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three months ended September 30, 2012 and for the nine months ended September 30, 2012. Additional earnings of $128.8 million and $2.9 billion respectively would be needed to have a one-to-one ratio of earnings to fixed charges.